Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Quantum BioPharma Ltd. ("Quantum BioPharma" or the "Company")
1 Adelaide Street East, Suite 801

Toronto, Ontario M5C 2V9

Item 2 Date of Material Change

September 26, 2025

Item 3 News Release

The news release dated September 26, 2025 was filed on SEDAR+ and disseminated via Newsfile.

Item 4 Summary of Material Change

On September 26, 2025, the Company announced certain corporate updates regarding grant of restricted stock units and options.

Item 5 Full Description of Material Change

On September 26, 2025, the Company completed certain corporate updates:

Grant of Restricted Stock Units

The Company's board of directors (the "Board") authorized and approved the grant of restricted share units (each, an "RSU") pursuant to the Company's omnibus equity incentive plan (the "Equity Incentive Plan"). The Company granted 32,000 RSUs to each of Zeeshan Saeed, Anthony Durkacz and Donal Carroll (the "RSU Grant"). The RSUs granted vest upon the compilation of data which would enable the drafting of a Phase 2 MS Study.

Stock Options Grant

In addition, the Company granted 98,000 options (the "Options") to acquire Class B subordinate voting shares in the capital of the Corporation (the "Class B Shares") at C$24.50 per Class B Share, pursuant to the Equity Incentive Plan to certain directors, officers, employees and consultants (the "Option Grant"). The Options granted vest immediately and expire September 26, 2030.

Statutory Hold Period and Restrictions on Resale

The Options and RSUs (and any Class B Shares issuable upon their settlement or exercise) are subject to a statutory hold period of four months and one day, and were not registered under the U.S. Securities Act and are not permitted to be offered or sold within the United States absent such registration or an applicable exemption from the registration requirements therein.

Related Party Transaction

The RSU Grant and the Option Grant, as they relate to the directors of the Company, constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Shareholders in Special Transactions ("MI 61-101") due to the grants to the directors, who are members of the Board, and would require the Company to receive minority shareholder approval for, and obtain a formal valuation for the subject matter of, the transaction in accordance with MI 61-101, prior to the completion of the RSU Grant and the Option Grant, as they relate to the directors of the Company. In its consideration and approval of the RSU Grant and the Option Grant, as they relate to the directors of the Company, the Board determined that the RSU Grant and the Option Grant, as they relate to the directors of the Company, were exempt from the formal valuation and minority approval requirements of MI 61-101. The Company has relied on exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in respectively, sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation in the RSU Grant and the Option Grant, as they relate to the directors of the Company, as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involved the related parties, exceeded 25% of the Company's market capitalization (as determined under MI 61- 101).

The Company did not file a material change report more than 21 days before the RSU Grant and the Option Grant, as they relate to the directors of the Company, because the details of the grants to related parties to the Company were not settled until shortly prior to the grants, and the Company wished to proceed on an expedited basis for business reasons.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For additional information with respect to this material change, the following person may be contacted:

Quantum BioPharma Ltd.

Zeeshan Saeed

Founder, CEO and Executive Co-Chairman of the Board, Quantum BioPharma Ltd.
Email: zsaeed@quantumbiopharma.com

Telephone: (416) 854-8884

Item 9 Date of Report

September 30, 2025